Mail Stop 4561
Via fax: 713-795-2307

August 6, 2009

James H. Long
Chief Executive Officer
INX Inc.
6401 Southwest Freeway
Houston, TX 77074

> **Re:** **INX Inc.**
> **Form 10-K for the Year Ended December 31, 2008**
> **Filed on March 10, 2009**
> **File No. 000-31949**

Dear Mr. Long:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issued raised.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief